Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Noah Holdings

Noah Holdings Private Wealth and Asset Management Limited

諾亞控股私人財富資產管理有限公司

(Incorporated in the Cayman Islands with limited liability under the name Noah Holdings Limited and carrying on business in Hong Kong as Noah Holdings Private Wealth and Asset Management Limited)

(Stock Code: 6686)

GRANT OF SHARE OPTIONS AND

RESTRICTED SHARE UNITS

This announcement is made pursuant to Rules 17.06A, 17.06B and 17.06C of the Hong Kong Listing Rules. The Board hereby announces that on September 20, 2023 (U.S. Eastern Time), the Company granted Options to subscribe for an aggregate of 25,000 Shares (represented by 50,000 ADSs) to three Grantees and RSUs involving an aggregate of 5,000 Shares (represented by 10,000 ADSs) to one Grantee under the 2022 Share Incentive Plan.

GRANT OF SHARE OPTIONS UNDER THE 2022 SHARE INCENTIVE PLAN

On the Date of Grant, the Company granted Options to subscribe for an aggregate of 25,000 Shares (represented by 50,000 ADSs) to three Grantees in accordance with the terms of the 2022 Share Incentive Plan.

Details of the Grant of Options

Details of the grant of Options are as follows:

Date of Grant:	September 20, 2023 (U.S. Eastern Time)

Number of Grantees:	3

Type of Grantees:	Employee Participants

Number of the Options granted (in ADSs):	50,000

Number of underlying Shares pursuant to the Options granted:	25,000 Shares

Number of new ADSs to be subscribed upon exercise of the Options granted:	50,000 ADSs

Consideration for the Options granted:	Nil

Exercise price of the Options granted:	US$12.75 per ADS (approximately HK$199.46 per Share), which represents the highest of:

(i) the closing price of ADSs of US$12.27 per ADS (approximately HK$191.95 per Share) on the Date of Grant; and

(ii) the average closing price of the ADSs of US$12.75 per ADS (approximately HK$199.46 per Share) for the five business days immediately preceding the Date of Grant.

Closing price of the ADSs on the Date of Grant:	US$12.27 per ADS (approximately HK$191.95 per Share)

Exercise period of the Options:	Subject to the vesting period set out below, the exercise period of the Options shall be ten years from the Date of Grant, and the Options shall lapse at the expiry of the exercise period or earlier if the employment relationship has been terminated prior to the expiry of the exercise period.

Vesting period:	Subject to the Grantee’s continued employment relationship with the Group on the vesting dates, the Options granted shall vest as follows:

• 25% shall vest on the first anniversary of the Date of Grant; and

• 75% shall vest in 36 equal monthly installments (with each installment vesting at the end of each month) following the first anniversary of the Date of Grant.

Performance target(s) and/or clawback mechanism:	There are no performance targets attached to the grant of Options.

If the Committee determines that a Grantee has (i) used for profit or disclosed to unauthorized persons, confidential or trade secrets of the Company or its subsidiaries; (ii) breached any contract with or violated any fiduciary obligation to the Company or its subsidiaries; or (iii) engaged in any conduct which the Committee determines is injurious to Company or its subsidiaries, the Committee may cause such Grantee to forfeit his or her outstanding awards under the 2022 Share Incentive Plan, subject to certain limitations set forth in the 2022 Share Incentive Plan.

If the Grantee’s employment terminates, (i) any portion of the Options granted yet unvested on such termination date shall be immediately forfeited and automatically lapse without action on the part of the Grantee and be of no further force and effect; and (ii) any portion of the Options vested yet unexercised on such termination date shall be immediately forfeited and automatically lapse upon the expiry of 30 days from such termination date without action on the part of the Grantee and be of no further force and effect if the Grantee fails to exercise his/her Options within 30 days from such termination date.

Financial assistance:	The Group will not provide any financial assistance to any Grantee to facilitate the purchase of Shares under the 2022 Share Incentive Plan.

The grant of Options is subject to the terms and conditions of the 2022 Share Incentive Plan and form of award agreement covering the grants.

GRANT OF RESTRICTED SHARE UNITS UNDER THE 2022 SHARE INCENTIVE PLAN

On the Date of Grant, the Company granted RSUs involving an aggregate of 5,000 Shares (represented by 10,000 ADSs) to one Grantee in accordance with the terms of the 2022 Share Incentive Plan.

Details of the Grant of RSUs

Details of the grant of RSUs are as follows:

Date of Grant:	September 20, 2023 (U.S. Eastern Time)

Number of Grantee:	1

Type of Grantee:	Employee Participant

Number of the RSUs granted (in ADSs):	10,000

Number of underlying Shares pursuant to the RSUs granted:	5,000 Shares

Number of new ADSs to be acquired upon vesting of the RSUs granted:	10,000 ADSs

Consideration for the RSUs granted:	Nil

Closing price of the ADSs on the Date of Grant:	US$12.27 per ADS (approximately HK$191.95 per Share)

Vesting period:	Subject to the Grantee’s continued employment relationship with the Group on the vesting dates, the RSUs granted shall vest as follows:

• 25% shall vest on the first anniversary of the Date of Grant; and

• 75% shall vest in 36 equal monthly installments (with each installment vesting at the end of each month) following the first anniversary of the Date of Grant.

Performance target(s) and/or clawback mechanism:	There are no performance targets attached to the grant of RSUs.

If the Committee determines that a Grantee has (i) used for profit or disclosed to unauthorized persons, confidential or trade secrets of the Company or its subsidiaries; (ii) breached any contract with or violated any fiduciary obligation to the Company or its subsidiaries; or (iii) engaged in any conduct which the Committee determines is injurious to Company or its subsidiaries, the Committee may cause such Grantee to forfeit his or her outstanding awards under the 2022 Share Incentive Plan, subject to certain limitations set forth in the 2022 Share Incentive Plan.

If the Grantee’s employment terminates, any portion of the RSUs granted yet unvested on such termination date shall be immediately forfeited and automatically lapse without action on the part of the Grantee and be of no further force and effect.

The grant of RSUs is subject to the terms and conditions of the 2022 Share Incentive Plan and form of award agreement covering the grants.

REASONS FOR AND BENEFITS OF THE GRANT OF OPTIONS

The grant of Options and RSUs is to (i) recognize the contributions made to the Group by the Grantees; (ii) encourage, motivate and retain the Grantees, whose contributions are beneficial to the continual operation, development and long-term growth of the Group; and (iii) closely align the interests and benefits of and risk sharing among the Shareholders, the Company and the Grantees in order to maximize the motivation of the employees. The grant recognizes their past contributions to the Group’s business performance and aims to secure their long-term support and commitment to the Group which are vital to the future development of the Group. The Company believes that the grant of Options and RSUs serves as important incentives to motivate them to bring a higher return to the Company.

HONG KONG LISTING RULES IMPLICATIONS

To the best of the Directors’ knowledge, information and belief having made all reasonable enquiries, the Grantees above are Employee Participants of the Group. As of the date of this announcement, none of the Grantees above is (i) a Director, or a chief executive, or a senior manager, or a substantial shareholder of the Company, or an associate of any of them; (ii) a participant with options and awards granted and to be granted exceeding the 1% individual limit under Rule 17.03D of the Hong Kong Listing Rules; or (iii) a related entity participant or service provider with options and awards granted and to be granted exceeding 0.1% of the total issued Shares in any 12-month period up to and including the Date of Grant.

NUMBER OF SHARES AVAILABLE FOR FUTURE GRANT

As of the date of this announcement, after the grant of Options and RSUs, 2,970,000 underlying Shares will be available for future grants under the Scheme Mandate Limit, and 60,000 underlying Shares will be available for future grants under the Service Provider Sublimit.

DEFINITIONS

“2022 Share Incentive Plan”	the 2022 share incentive plan adopted on the annual general meeting held on December 16, 2022 with effect from December 23, 2022 and filed with the United States Securities and Exchange Commission on December 23, 2022

“ADSs”	American Depositary Shares (two ADSs representing one Share)

“associate(s)”	has the meaning ascribed to it in the Hong Kong Listing Rules

“Board”	the board of the Directors

“Committee”	a committee of one or more members of the Board to whom the Board has delegated its authority (as applicable) to administer the 2022 Share Incentive Plan

“Company”	Noah Holdings Limited, an exempted company with limited liability incorporated in the Cayman Islands on June 29, 2007, carrying on business in Hong Kong as “Noah Holdings Private Wealth and Asset Management Limited (諾亞控股私人財富資產 管理有限公司)” and listed on The Stock Exchange of Hong Kong Limited (Stock Code: 6686) and the New York Stock Exchange (Ticker Symbol: NOAH)

“Date of Grant” “	September 20, 2023 (U.S. Eastern Time)

Director(s)”	the director(s) of the Company

“Employee Participant(s)”	has the meaning ascribed thereto in Chapter 17 of the Hong Kong Listing Rules

“Grantee(s)”	the Employee Participant(s) of the Group who were granted Options and/or RSUs in accordance with the 2022 Share Incentive Plan on the Date of Grant

“Group”	the Company, its subsidiaries and consolidated affiliated entities from time to time

“HK$”	Hong Kong dollars, the lawful currency of Hong Kong

“Hong Kong”	Hong Kong Special Administrative Region of the People’s Republic of China

“Hong Kong Listing Rules”	the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited

“Option(s)”	share option(s) entitling the Grantee(s) to subscribe for or purchase a specified number of Shares (including in the form of ADSs) upon payment of the exercise price which are granted pursuant to the 2022 Share Incentive Plan

“related entity participant”	has the meaning ascribed thereto in Chapter 17 of the Hong Kong Listing Rules

“RSU(s)”	restricted share unit(s) entitling the Grantee(s) to acquire Shares subject to the satisfaction of specified vesting condition which are granted under the 2022 Share Incentive Plan

“Scheme Mandate Limit”	the limit on grant(s) of share option(s) and/or award(s) over new Shares under all share schemes of the Company approved by the Shareholders on the annual general meeting held on December 16, 2022, which shall not exceed 3,000,000 Shares

“service provider(s)”	has the meaning ascribed thereto in Chapter 17 of the Hong Kong Listing Rules and as set out under the 2022 Share Incentive Plan

“Service Provider Sublimit”	a sublimit under the Scheme Mandate Limit for share option(s) and/or award(s) over new Shares under all share schemes of the Company granted to the service providers, which shall not exceed 60,000 Shares

“Share(s)”	ordinary share(s) of par value of US$0.0005 each in the share capital of the Company

“Shareholder(s)”	the holder(s) of the Share(s), and where the context requires, ADSs

“subsidiary(ies)”	has the meaning ascribed to it in the Hong Kong Listing Rules

“substantial shareholder”	has the meaning ascribed to it in the Hong Kong Listing Rules

“U.S.”	the United States

“US$”	United States dollars, the lawful currency of the United States

“%”	per cent

For the purpose of this announcement and for illustrative purpose only, conversions of US$ to HK$ are based on the exchange rate of US$1.00 = HK$7.8220. No representation is made that any amounts in HK$ or US$ can be or could have been converted at the relevant dates at the above rate or at any other rates or at all.

By Order of the Board
Noah Holdings Private Wealth and Asset Management Limited
Jingbo Wang
Chairwoman of the Board

Hong Kong, September 21, 2023

As of the date of this announcement, the Board comprises Ms. Jingbo Wang, the chairwoman, and Mr. Zhe Yin as Directors; Ms. Chia-Yue Chang, Mr. Kai Wang and Mr. Boquan He as non-executive Directors; and Dr. Zhiwu Chen, Ms. Cynthia Jinhong Meng, Ms. May Yihong Wu and Mr. Jinbo Yao as independent Directors.